Exhibit 99.1

Investor Contact:

Monica Gould

The Blueshirt Group

(212) 871-3927

Monica@blueshirtgroup.com

Kornit Digital Reports First Quarter 2021 Results

Revenue Increased 152% Year-Over-Year

Record Shipments of Mass Production Systems

●	First quarter revenue grew 152% year-over-year to $66.1 million, net of non-cash warrants impact of $3.1 million

●	First quarter GAAP operating profit of $3.1 million; non-GAAP operating profit of $6.5 million, in each case net of $3.1 million attributed to the non-cash impact of warrants

●	Revenue growth and profitability significantly exceeded expectations

●	Executing on major global expansion projects with strategic customers

●	Introduction of breakthrough MAX technology and ATLAS MAX establishes new standard for sustainable on-demand textile production

Rosh-Ha’Ayin, Israel – May 11, 2021 – Kornit Digital Ltd. (NASDAQ: KRNT), a worldwide market leader in digital textile printing technology, today reported results for the first quarter ended March 31, 2021.

“We are excited to share a strong start to the year and outstanding first quarter results. We significantly exceeded our expectations for revenue and profitability, and our outlook for the year is very strong,” said Ronen Samuel, Kornit Digital’s Chief Executive Officer. “As the world moves into the post-pandemic era, the textile industry is in desperate need to accelerate its mass adoption of digital, sustainable, on-demand production. The business opportunity ahead of us is enormous and we are laser focused on introducing continued innovation and scaling our business on all fronts.”

Mr. Samuel continued, “during the second half of last year we discussed engagements on major global expansion projects with multiple strategic accounts, which we are now rolling out and we continue to build Kornit’s brand recognition in the heart of the fashion and home décor industries. The launch of our Max technology establishes a new standard for on-demand fashion and apparel production and significantly expands our addressable market into lucrative new segments. Our first product release, the ATLAS MAX, is just the beginning of revolutionary future new products coming from the MAX line, which will unlock additional huge market segments. Kornit is in a remarkable position and I am more confident than ever in our value proposition, our leadership position, and our dedicated people as we take another step on our path to become a $500 million revenue run rate business ahead of plan.”

The following table compares the adverse, non-cash impact that the Company’s outstanding warrants had on the Company’s results of operations during the first quarters of 2021 and 2020, respectively:

First Quarter Warrants Impact

	Three Months Ended March 31,
	2021				2020
	Net of Warrants Impact		Warrants Impact		Net of Warrants Impact		Warrants Impact

Revenue	$66.1	M	$3.1	M	$26.2	M	$0.6	M
Non-GAAP Gross Margin	47.1%		240	bps	33.0%		141	bps
Non-GAAP Operating Margin	9.8%		409	bps	(40.1)%		295	bps
Non-GAAP Net Margin	11.7%		400	bps	(34.0)%		282	bps
Non-GAAP Diluted Earnings Per Share	$0.16		$0.07		$(0.22)		$0.02

“We are very pleased with our strong first quarter results, which were driven by a record quarter for mass production system shipments,” said Alon Rozner, Kornit Digital’s Chief Financial Officer. “Our engagements on major global expansion projects with strategic accounts and our growing business with net new accounts continues to drive our backlog to record levels, positioning us very well to execute on our short term and long-term goals.”

First Quarter 2021 Results of Operations

●	Total revenue for the first quarter of 2021 was $66.1 million, net of $3.1 million attributed to the non-cash impact of warrants, compared to $26.2 million, net of $0.6 million attributed to the non-cash impact of warrants in the prior year period.

●	GAAP net income for the first quarter of 2021 was $5.1 million, or $0.11 per diluted share, compared to net loss of $10.1 million, or $0.25 per basic share, for the first quarter of 2020.

●	Non-GAAP net income for the first quarter of 2021 was $7.7 million, or $0.16 per diluted share, net of $0.07 per diluted share attributed to the non-cash impact of warrants, compared to non-GAAP net loss of $8.9 million, or $0.22 per basic share, net of $0.02 per diluted share attributed to the non-cash impact of warrants, for the first quarter of 2020.

Second Quarter 2021 Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com, as referenced below.

First Quarter Earnings Conference Call Information

The Company will host a conference call today at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or +1-201-689-8263. The toll-free Israeli number is 1 809 406 247. The confirmation code is 13719064.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 13719064. The telephonic replay will be available beginning at 11:30 a.m. ET on Tuesday, May 11, 2021, until 11:59 p.m. ET on Tuesday, May 25, 2021. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for Kornit’s systems; the extent of the Company’s ability to continue to increase sales of Kornit’s systems, ink and consumables; the extent of the Company’s ability to leverage Kornit’s global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; the duration and severity of, and the degree of recovery from, the global COVID-19 pandemic, which could potentially impact once again, in a material adverse manner, the Company’s operations, financial position and cash flows, and those of the Company’s customers and suppliers; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission, or SEC, on March 25, 2021. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of share-based compensation expenses, acquisition related expenses, excess cost of acquired inventory, foreign exchange differences associated with ASC 842, amortization of acquired intangible assets, deferred tax impact and the one-time impact of COVID-19, and the tax effect of the foregoing. The purpose of such adjustments is to provide an indication of the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. However, the Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital Ltd. (NASDAQ: KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2002, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries and states worldwide.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,	December 31,
	2021	2020
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$94,171	$125,777
Short-term bank deposit	243,659	224,804
Marketable securities	25,836	13,718
Trade receivables, net	53,054	51,566
Inventories	52,750	52,487
Other accounts receivable and prepaid expenses	7,500	9,178
Total current assets	476,970	477,530

LONG-TERM ASSETS:
Marketable securities	74,986	71,636
Deposits and other long-term assets	405	395
Severance pay fund	324	337
Deferred taxes	5,473	5,096
Property, plant and equipment, net	31,708	29,255
Operating lease right-of-use assets	20,319	21,053
Intangible assets, net	6,809	7,221
Goodwill	16,466	16,466
Total long-term assets	156,490	151,459

Total assets	$633,460	$628,989

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$26,517	$32,016
Employees and payroll accruals	16,569	15,022
Deferred revenues and advances from customers	23,647	27,019
Operating lease liabilities	3,721	3,957
Other payables and accrued expenses	13,467	11,613
Total current liabilities	83,921	89,627

LONG-TERM LIABILITIES:
Accrued severance pay	1,171	1,214
Operating lease liabilities	17,334	18,688
Other long-term liabilities	742	443
Total long-term liabilities	19,247	20,345

SHAREHOLDERS’ EQUITY	530,292	519,017

Total liabilities and shareholders’ equity	$633,460	$628,989

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended March 31,
	2021	2020
	(Unaudited)
Revenues
Products	$57,946	$22,387
Services	8,177	3,825
Total revenues	66,123	26,212

Cost of revenues
Products	28,175	12,156
Services	7,538	6,028
Total cost of revenues	35,713	18,184

Gross profit	30,410	8,028

Operating expenses:
Research and development, net	9,444	6,483
Sales and marketing	11,049	8,497
General and administrative	6,808	6,070
Total operating expenses	27,301	21,050
Operating income (loss)	3,109	(13,022)
Financial income, net	2,065	2,205
Income (loss) before taxes on income (tax benefit)	5,174	(10,817)

Taxes on income (Tax benefit)	75	(763)
Net income (loss)	5,099	(10,054)

Basic earnings (losses) per share	$0.11	$(0.25)

Weighted average number of shares used in computing basic earnings (losses) per share	46,041,253	40,762,688

Diluted earnings (losses) per share	$0.11	$(0.25)

Weighted average number of shares used in computing diluted earnings (losses) per share	47,568,215	40,762,688

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2021	2020
	(Unaudited)
GAAP cost of revenues	$35,713	$18,184
Cost of product recorded for share-based compensation (1)	(299)	(214)
Cost of service recorded for share-based compensation (1)	(233)	(150)
Intangible assets amortization on cost of product (2)	(25)	(25)
Intangible assets amortization on cost of service (2)	(160)	-
COVID-19 one time impact (3)	-	(244)
Non-GAAP cost of revenues	$34,996	$17,551

GAAP gross profit	$30,410	$8,028
Gross profit adjustments	717	633
Non-GAAP gross profit	$31,127	$8,661

GAAP operating expenses	$27,301	$21,050
Share-based compensation (1)	(2,540)	(1,744)
Intangible assets amortization (2)	(119)	(135)
COVID-19 one time impact (3)	-	(11)
Non-GAAP operating expenses	$24,642	$19,160

GAAP Financial income, net	$2,065	$2,205
Foreign exchange gain associated with ASC 842	(802)	(610)
Non-GAAP Financial income, net	$1,263	$1,595

GAAP Taxes on income (Tax benefit)	$75	$(763)
Tax effect on to the above non-GAAP adjustments	191	(82)
Taxes on income (Tax benefit) (a)	(248)	846
Non-GAAP Taxes on income	$18	$1

GAAP net income (loss)	$5,099	$(10,054)
Share-based compensation (1)	3,072	2,108
Intangible assets amortization (2)	304	160
COVID-19 one time impact (3)	-	255
Foreign exchange gain associated with ASC 842	(802)	(610)
Tax effect on to the above non-GAAP adjustments	(191)	82
Deferred taxes on income (Tax benefit) (a)	248	(846)
Non-GAAP net income (loss)	$7,730	$(8,905)

GAAP diluted earnings (losses) per share	$0.11	$(0.25)

Non-GAAP diluted earnings (losses) per share	$0.16	$(0.22)

Weighted average number of shares

Shares used in computing GAAP diluted net earnings (losses) per share	47,568,215	40,762,688

Shares used in computing Non-GAAP diluted net earnings (losses) per share	47,692,101	40,762,688

(1) Share-based compensation
Cost of product revenues	299	214
Cost of service revenues	233	150
Research and development	502	344
Selling and marketing	1,072	641
General and administrative	966	759
	3,072	2,108
(2) Intangible assets amortization
Cost of product revenues	25	25
Cost of service revenues	160	-
Research and development	-	-
Selling and marketing	119	135
	304	160
(3) COVID-19 one time impact
Cost of product revenues	-	244
Cost of service revenues	-	-
Research and development	-	-
Selling and marketing	-	11
General and administrative	-	-
	-	255

(a)	Non cash impact related to the recognition of deferred taxes with respect to carryforward

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended March 31,
	2021	2020
	(Unaudited)
Cash flows from operating activities:

Net income (loss)	$5,099	$(10,054)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,492	1,101
Fair value of warrants deducted from revenues	3,139	565
Share-based compensation	3,072	2,108
Amortization of discount on marketable securities	(817)	89
Realized gain on sale of marketable securities	-	(102)
Change in operating assets and liabilities:
Trade receivables, net	(1,488)	7,385
Other accounts receivables and prepaid expenses	1,550	(979)
Inventories	(672)	(9,503)
Operating leases right-of-use assets	(56)	63
Deferred taxes	(320)	(1,106)
Deposits and long-term assets	(10)	5
Trade payables	(6,056)	(1,504)
Operating lease liabilities	(800)	(609)
Employees and payroll accruals	2,235	(353)
Deferred revenues and advances from customers	(3,372)	(95)
Other payables and accrued expenses	1,854	(360)
Accrued severance pay, net	(30)	(29)
Other long-term liabilities	299	(130)
Loss from sale and disposal of property and Equipment	-	75
Foreign currency translation income (loss) on inter company balances with foreign subsidiaries	-	310

Net cash provided by (used in) operating activities	5,119	(13,123)

Cash flows from investing activities:

Purchase of property, plant and equipment	(2,567)	(3,575)
Acquisition of intangible assets and capitalization of software development costs	-	(81)
Proceeds from sale of property, plant and equipment	-	4
Investment in short-term bank deposits	(18,855)	13,850
Proceeds from sale of marketable securities	-	20,802
Proceeds from maturity of marketable securities	-	12,102
Investment in marketable securities	(15,290)	(8,741)

Net cash provided by (used in) investing activities	(36,712)	34,361

Cash flows from financing activities:

Exercise of employee stock options	675	1,568
Payments related to shares withheld for taxes	(688)	(53)

Net cash provided by (used in) financing activities	(13)	1,515

Foreign currency translation adjustments on cash and cash equivalents	-	(19)
Increase (decrease) in cash and cash equivalents	(31,606)	22,734
Cash and cash equivalents at the beginning of the period	125,777	40,743
Cash and cash equivalents at the end of the period	94,171	63,477

Non-cash investing and financing activities:

Purchase of property and equipment on credit	1,477	1,909
Inventory transferred to be used as property and equipment	412	298
Property and equipment transferred to be used as inventory	3	-
Lease liabilities arising from obtaining right-of-use assets	263	1,653
Capitalization of software development costs	-	40